Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO CANADA, AUSTRALIA, JAPAN OR SOUTH AFRICA

THE ROYAL BANK OF SCOTLAND GROUP PLC

Announcement of Record Date

2 May 2008

Further to the announcement on 22 April 2008 of a fully underwritten rights issue (the “Rights Issue”), RBS announces that the record date for entitlement under the Rights Issue for qualifying CREST and non-CREST shareholders is the close of business on 9 May 2008 and the record date for qualifying Euroclear shareholders is the close of business on 14 May 2008.

Shareholders located in the United States, Australia, or South Africa and holders of RBS American Depositary Shares are not eligible to participate in the Rights Issue, subject to certain limited exceptions.  The rights to which such shareholders would otherwise be entitled will be sold on their behalf and the proceeds from the sale of such rights will be distributed to them.

Contacts

Andrew McLaughlin

Group Director, Economics & Corporate Affairs

Mobile: 07786 111689

Carolyn McAdam

Group Head of Media Relations

Mobile: 07796 274968

This announcement is not a prospectus but an advertisement and investors should not subscribe for any nil paid rights (“Nil Paid Rights”), fully paid rights (“Fully Paid Rights”), the Euroclear subscription rights or new shares (“New Shares”) issued in connection with the Rights Issue except on the basis of the information contained in the Rights Issue Prospectus.

This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the Nil Paid Rights, the Fully Paid Rights, the Euroclear subscription rights or the New Shares being issued in connection with the Rights Issue, in any jurisdiction in which such offer or solicitation is unlawful.

This announcement is not for distribution, directly or indirectly in, or into Australia, Canada, Japan or South Africa. This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for the securities mentioned herein (the “Securities”) in the United States. The Securities have not been, and will not be, registered under the United States Securities Act of 1993 (the “Securities Act”).

The Securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of the Securities in the United States.

Neither the content of The Royal Bank of Scotland Group plc’s website nor any website accessible by hyperlinks on The Royal Bank of Scotland Group plc’s website is incorporated in, or forms part of, this announcement.

The distribution of this announcement and/or the prospectus and/or the provisional allotment letters and/or the transfer of Nil Paid Rights, Fully Paid Rights, the Euroclear subscription rights and/or New Shares into jurisdictions other than the United Kingdom may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.